July 20, 2022	Michael G. Doherty T +1 212 497 3612 michael.doherty@ropesgray.com

VIA EDGAR

Ms. Laura Solomon, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Carlyle AlpInvest Private Equity Opportunities Fund, et al., File No. 812-15353

Dear Ms. Solomon:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by e-mail on July 19, 2022 and by telephone on July 18, 2022, in connection with the above-referenced application (the “Application”) for an order under section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act, pursuant to section 17(d) of the Act and rule 17d-1 thereunder, filed with the Commission on June 16, 2022. We have considered your comments to the Application and, on behalf of the applicants, responses to those comments are set forth below. Changes will be reflected in the First Amended and Restated Application (the “Amended Application”), which the applicants intend to file on or about the date hereof.

The Staff’s comments are restated below, followed by the applicants’ responses. Capitalized terms not otherwise defined herein have the meanings set forth in the Application.

Comments and Responses

1.

Comment: We note that AlpInvest Private Equity Investment Management, LLC, is not yet registered with the Commission. Please amend the application so that it can proceed outside of the expedited review process. Please also inform the staff supplementally when counsel anticipates that the Adviser will file a registration statement and be regulated as an investment adviser under the Advisers Act and if appropriate, update the application to reflect the current registration status of the Adviser.

Response: The requested changes have been made. The applicants respectfully note that the Adviser applied for registration with the Commission as an investment adviser under the Advisers Act on June 27, 2022.

2.

Comment: Please note that the criteria set forth in paragraph (e) of 17 CFR 270.0-5 requires that an application include an accompanying cover letter, signed, on behalf of the Applicants, by the person executing the application.

Response: Noted.

*        *         *

As requested, a marked copy of the amended application against one precedent application and the relevant certification are attached as Exhibit D and Exhibit C to the Amended Application, respectively.

We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (212) 497-3612.

Very truly yours,

/s/ Michael G. Doherty

Michael G. Doherty, Esq.

cc:	Lisa Reid Ragen, Securities and Exchange Commission, Branch Chief

Cameron Fairall, AlpInvest Private Equity Opportunities Fund

Gregory C. Davis, Ropes & Gray LLP

Michelle Huynh, Ropes & Gray LLP